09056628

COMMISSION
0549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 67191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Asset Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E. Iron Ave.
(No. and Street)

Salina	Kansas	67401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hammân 785-825-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benson Accounting, CPA, PA
(Name – *if individual, state last, first, middle name*)

1929 S. Ohio St.	Salina	Kansas	67401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

See auditors' report and accompanying notes.

OATH OR AFFIRMATION

I, Robert Hamman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Asset Financial, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL H. OLSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 7-14-10

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [x] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: First Asset Financial, Inc. [13]

SEC FILE NO.: 8-67191 [14]

FIRM I.D. NO.: 139107 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

110 E. Iron Ave. [20]
(No. and Street)

Salina [21] Kansas [22] 67401 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]

AND ENDING (MM/DD/YY): 12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hamman [30]

(Area Code) — Telephone No.: 785-825-5050 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [x] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [x] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of February 20 09

Manual signatures of:

1) Robert Hamman
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

See auditors' report and accompanying notes.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Benson Accounting, CPA, PA [70]

ADDRESS

1929 S. Ohio St. [71]	Salina [72]	Kansas [73]	67401 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

See auditors' report and accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Asset Financial, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]
SEC FILE NO. 8-67191 [98]
Consolidated X [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 42,014	200			$ 42,014	750
2. Receivables from brokers or dealers:						
A. Clearance account	10,000	295				
B. Other	38,283	300	$	550	48,283	810
3. Receivable from non-customers	35,203	355		600	35,203	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	13,641	680	13,641	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 125,500	540	$ 13,641	740	$ 139,141	940

OMIT PENNIES

See auditors' report and accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Asset Financial, Inc. as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	40,088 [1155]	[1355]	40,088 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 40,088 [1230]	$ [1450]	$ 40,088 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		10,000 [1792]
C. Additional paid-in capital		45,000 [1793]
D. Retained earnings		47,053 [1794]
E. Total		102,053 [1795]
F. Less capital stock in treasury		16 (3,000) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 99,053 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 139,141 [1810]

OMIT PENNIES

See auditors' report and accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Asset Financial, Inc.

For the period (MMDDYY) from 010108 [3932] to 123108 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 14,113	3935
b. Commissions on listed option transactions	914	3938
c. All other securities commissions	318,193	3939
d. Total securities commissions	333,220	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		
b. From all other trading		3945
c. Total gain (loss)		3949
3. Gains or losses on firm securities investment accounts		3950
4. Profit (loss) from underwriting and selling groups		3952
5. Revenue from sale of investment company shares	31,663	3955
6. Commodities revenue	601,181	3970
7. Fees for account supervision, investment advisory and administrative services		3990
8. Other revenue	2,271	3975
9. Total revenue	132,717	3995
	$ 1,101,052	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		31,535	4120
11. Other employee compensation and benefits		84,676	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		21,727	4195
15. Other expenses		798,013	4100
16. Total expenses		$ 935,951	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 165,101	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 165,101	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (1,638)	4211

See auditors' report and accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Asset Financial, Inc.

For the period (MMDDYY) from 01/01/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 119,202	4240
A. Net income (loss)			165,101	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	185,250	4270
2. Balance, end of period (From item 1800)			$ 99,053	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See auditors' report and accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Asset Financial, Inc. as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Southwest Securities, Inc.	4335	XX	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

FIRST ASSET FINANCIAL INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 165,101
Add Non-cash Expense, Depreciation	2,273
Net Decrease/(Increase) in Receivables & Deposits	14,570
Net Increase/(Decrease) in Accounts Payable	(26,348)
Net Cash Provided/(Used) by Operations	$ 155,596
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	$ 0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Investments	$ 0
Dividend Distributions	(185,250)
Net Cash Provided/(Used) by Financing	$ (185,250)
NET INCREASE/ (DECREASE) IN CASH	$ (29,654)
CASH AT BEGINNING OF YEAR	71,668
CASH AT END OF YEAR	$ 42,014

NOTE:

Total interest paid during the fiscal year ending December 31, 2008 was $0. The corporation is an "S" Corporation and pays no income taxes.

See auditors' report and accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of First Asset Financial Inc. have been prepared on the accrual basis of accounting. The significant accounting policies followed by the Company are presented below.

Business Activity – First Asset Financial Inc. was incorporated on June 15, 2005, in the state of Kansas, as a broker/dealer of securities.

Revenue from commissions and sale of investment company shares are recorded on a trade-date basis as securities transactions occur.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Depreciation – In the past, the company has provided for depreciation by using code section 179 of the internal revenue code which expenses the entire cost of the capital expenditures in the year of purchase. These items have been generally small in nature and minor in amount. However, due to significant remodeling expenditures, capital assets have been created which will be depreciated over an estimated useful life of 7 years in accordance with GAAP. It is anticipated that future purchases small in nature and amount will continue to be expensed based on code section 179 as consistently applied in prior years. For the year ended December 31, 2008, depreciation expense amounted to $2,273.

Concentrations of Credit Risk – The Company maintains cash balances in banks which are insured up to $100,000 by the Federal Deposit Insurance Corporation; however, from time to time the Company's balance exceeds the insured amount.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code by the consent of its stockholders. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the Company's taxable income.

See auditors' report.

NOTE B – EMPLOYEE BENEFIT PLAN

The Company has a SIMPLE IRA plan covering all of its eligible employees. All employees who have attained the age of 21 and earn at least $5,000 per year are eligible to participate. The Company may contribute 2% of the employees' wages in the SIMPLE IRA. Employees are immediately 100% vested in all contributions. The employee may elect additional salary deferral in the plan up to $10,500 per year (with an additional $2,500 if they are over age 50 in 2008). The Company contributed $2,161 to the plan in 2008.

NOTE C – RELATED PARTY TRANSACTIONS

The Company rents its facilities, and some of its furniture and equipment from organizations comprised of members of the stockholders' family under an annual agreement. The Company paid $9,000 in rent to the related parties for the lease term January 1, 2008 through December 31, 2008.

The Company has entered into an agreement with another organization comprised of members of the stockholder's family whereby office overhead is reimbursed by the related party. The amount received as a reimbursement from the related party under this arrangement and included in the accompanying financial statements as "other income" was $19,500.

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA   MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157   FAX: 785-827-3159

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders of
FIRST ASSET FINANCIAL INC.

Our report on our audit of the basic financial statements of **First Asset Financial Inc.** for 2008 appears on page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 16 to 19, inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BENSON ACCOUNTING, CPA, PA

By: Joel Benson CPA
Joel Benson, CPA

February 18, 2009
Salina, KS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Asset Financial, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 99,053	3480
2.	Deduct ownership equity not allowable for Net Capital			19 (9,467)	3490
3.	Total ownership equity qualified for Net Capital			89,586	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 89,586	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 13,641	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(13,641)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			20 $ 13,641	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
30	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 75,945	3750

OMIT PENNIES

See auditors' report on supplemental information.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Asset Financial, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 2,672	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 70,945	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 71,936	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 40,088	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 40,088	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 53	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See auditors' report on supplemental information.

FIRST ASSET FINANCIAL INC.
STATEMENT OF NET CAPITAL
For the Year Ended December 31, 2008

COMPUTATION OF NET CAPITAL IS AS FOLLOWS:

Cash	$ 42,014
Depository accounts with brokers or dealers – clearance account	10,000
Receivables from brokers or dealers – other	38,283
Receivables from non-customers	35,203
Fixed Assets	13,641
Total Assets	$ 139,141
Less: Non-Allowable Assets	(13,641)
Total Allowable Assets	$ 125,500
Payable to non-customers	(40,088)
Total Liabilities	$ (40,088)
Specifically Excepted Equity (Not Allowable for Net Capital)	$ (9,467)
Net Capital	$ 75,945
Comprised of the following:	
Common Stock	
(10,000 shares issued, 9,500 shares outstanding, $1 par):	$ 10,000
Additional Paid In Capital:	45,000
Treasury Stock (500 shares):	(3,000)
Specifically Excepted Assets:	(13,641)
Specifically Excepted Equity Items:	(9,467)
Retained Earnings:	47,053
Total Net Capital:	$ 75,945

NOTE:

First Asset Financial Inc. computation of net capital per the focus report dated December 31, 2008 is also $75,945.

See auditors' report on supplemental information.

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

Independent Auditors' Report on Reportable Conditions

To the Board of Directors and Stockholders of
FIRST ASSET FINANCIAL INC.

In planning and performing our audit of the financial statements of **First Asset Financial Inc.** for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Our consideration of the internal control and its operation would not necessarily disclose all matters in the internal control that might be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements. However, we noted no matters involving the internal control and its operation that we consider to be reportable conditions as defined above.

This report is intended solely for the information and use of the Board of Directors, management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

BENSON ACCOUNTING, CPA, PA

By: Joel Benson CPA
Joel Benson, CPA

February 18, 2009
Salina, KS

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

Independent Auditors' Report on Internal Controls

To the Board of Directors and Stockholders of
FIRST ASSET FINANCIAL INC.

In planning and performing our audit of the financial statements and supplemental schedules of First Asset Financial Inc. (Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BENSON ACCOUNTING, CPA, PA

By: Joel Benson CPA

Joel Benson, CPA

February 18, 2009
Salina, KS

FIRST ASSET FINANCIAL INC.
Financial Statements
And
Independent Auditors' Report

December 31, 2008

Table of Contents

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA   MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157   FAX: 785-827-3159

Independent Auditors' Report

To the Board of Directors and Stockholders of
FIRST ASSET FINANCIAL INC.

We have audited the accompanying statement of financial condition of **First Asset Financial Inc.** (a Kansas "S" corporation) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes considering internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Asset Financial Inc.** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BENSON ACCOUNTING, CPA, PA

By: Joel Benson CPA
Joel Benson, CPA

February 18, 2009
Salina, KS